UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WRIGHT MEDICAL GROUP N.V.

(Name of Subject Company)

WRIGHT MEDICAL GROUP N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number of Class of Securities)

James A. Lightman

Senior Vice President, General Counsel and Secretary

Wright Medical Group N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, The Netherlands

(+31) 20 521 4777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Zachary R. Blume

Paul M. Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents related to the proposed acquisition of Wright Medical Group N.V. (the “Company” or “Wright”), pursuant to the terms of a Purchase Agreement, dated as of November 4, 2019, by and among the Company, Stryker Corporation and Stryker B.V.

1.

Press release issued by Wright on November 4, 2019, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 4, 2019 (File No. 001-35065).

2.

Email to Wright Employees from Robert Palmisano, President & Chief Executive Officer of Wright, dated November 4, 2019, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

3.	Investor Presentation of Wright, dated November 4, 2019, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

4.	Employee Town Hall Presentation of Wright, dated November 4, 2019, a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

5.	Letter to Customers of Wright, dated November 4, 2019, a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by reference.

6.	Letter to Suppliers of Wright, dated November 4, 2019, a copy of which is attached hereto as Exhibit 99.6 and incorporated herein by reference.

7.	Letter to International Distributors of Wright, dated November 4, 2019, a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

8.	Letter to Sales Team Members of Wright, dated November 4, 2019, a copy of which is attached hereto as Exhibit 99.8 and incorporated herein by reference.

9.	Frequently Asked Questions (“FAQs”) for Employees of Wright, dated November 4, 2019, a copy of which is attached hereto as Exhibit 99.9 and incorporated herein by reference.

The items listed above were first used or made available on November 4, 2019. In addition, the information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on November 4, 2019 (including all exhibits attached thereto) are incorporated herein by reference.

Additional Information and Where to Find It

The tender offer for Wright’s outstanding ordinary shares referenced herein has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell ordinary shares of Wright or any other securities. This communication may be deemed to be solicitation material in respect of the EGM Proposals (defined below). At the time the tender offer is commenced, Stryker will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, and Wright will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. Wright also intends to file with the SEC a proxy statement in connection with an extraordinary general meeting of shareholders of Wright, at which the Wright shareholders will vote on certain proposed resolutions (the “EGM Proposals”) in connection with the transactions referenced herein, and will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the extraordinary general meeting. SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING) WHEN SUCH DOCUMENTS BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION THAT PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES OR MAKING ANY VOTING DECISION. Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Stryker will be available free of charge on Stryker’s website, www.stryker.com, or by contacting Stryker’s investor relations department at katherine.owen@stryker.com. Copies of the documents filed with the SEC by Wright will be available free of charge on Wright’s website, www.wright.com, or by contacting Wright’s investor relations department at julie.dewey@wright.com. In addition, Wright shareholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement on Schedule TO.

Participants in the Solicitation

Wright, its directors and executive officers and other members of its management and employees, as well as Stryker and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Wright’s shareholders in connection with the EGM Proposals. Information about Wright’s directors and executive officers and their ownership of Wright ordinary shares is set forth in the proxy statement for Wright’s 2019 annual general meeting of shareholders, which was filed with the SEC on May 17, 2019. Information about Stryker’s directors and executive officers is set forth in the proxy statement for Stryker’s 2019 annual meeting of shareholders, which was filed with the SEC on March 20, 2019. Shareholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the EGM Proposals, including the interests of Wright’s directors and executive officers in the transaction, which may be different than those of Wright’s shareholders generally, by reading the proxy statement and other relevant documents regarding the transaction which will be filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the Company and members of its senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed transaction, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the Company’s business; the commercial success of the Company’s products, including the ability to achieve wide market acceptance of the Company’s products due to clinical, regulatory, cost reimbursement and other issues; filings and approvals relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and other proposed transactions; uncertainties as to how many of the Company’s shareholders will tender their shares in the offer or approve the resolutions to be solicited at the extraordinary general meeting of the Company’s shareholders; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the purchase agreement; the effects of the proposed transaction (or the announcement thereof) on relationships with associates, customers, other business partners or governmental entities; transaction costs; the risk that the proposed transaction will divert management’s attention from the Company’s ongoing business operations; changes in the Company’s businesses during the period between now and the closing; risks associated with litigation; and other risks and uncertainties detailed from time to time in documents filed with the SEC by the Company, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9, proxy statement and other documents to be filed by the Company. All forward-looking statements are based on information currently available to the Company, and the Company assumes no obligation to update any forward-looking statements.

Exhibit No.	Description

99.1	Press release issued by Wright Medical Group N.V. on November 4, 2019 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed by Wright Medical Group N.V. with the SEC on November 4, 2019 (File No. 001-35065)).

99.2	Email to Wright Employees from Robert Palmisano, President & Chief Executive Officer of Wright Medical Group N.V., dated November 4, 2019.

99.3	Investor Presentation of Wright Medical Group N.V., dated November 4, 2019.

99.4	Employee Town Hall Presentation of Wright Medical Group N.V., dated November 4, 2019.

99.5	Letter to Customers of Wright Medical Group N.V., dated November 4, 2019.

99.6	Letter to Suppliers of Wright Medical Group N.V., dated November 4, 2019.

99.7	Letter to International Distributors of Wright Medical Group N.V., dated November 4, 2019.

99.8	Letter to Sales Team Members of Wright Medical Group N.V., dated November 4, 2019.

99.9	Frequently Asked Questions (“FAQs”) for Employees of Wright Medical Group N.V., dated November 4, 2019.